Exhibit 99.1



Corporate Communications
700 North Sam Houston Parkway West, Suite 200
Houston, Texas 77067 www.xjet.com
express.press@expressjet.com
832.353.3333 **main** 877.958.NEWS **toll free**

News Release

EXPRESSJET REPORTS SEPTEMBER 2007 PERFORMANCE

HOUSTON, Oct. 11, 2007 – ExpressJet Holdings (NYSE: XJT) today announced traffic and capacity results for September 2007 for its ExpressJet Airlines subsidiary. The results include statistics for both contract and branded operations. The contract operation consists of flying for Continental Airlines and Delta Air Lines under capacity purchase agreements and ExpressJet's charter or corporate aviation service. ExpressJet's branded operation includes flying under its own name and pro-rate flying for Delta Air Lines.

Contract Flying

During the month, ExpressJet revenue passenger miles (RPMs) under contract flying totaled 637 million and available seat miles (ASMs) flown were 843 million. ExpressJet's September load factor was 75.6%. Within contract flying, the company flew 57,137 block hours and operated 31,292 departures during the month.

Branded Flying

During the month, ExpressJet branded RPMs totaled 148 million on 288 million ASMs, resulting in a September load factor of 51.4%. Within branded flying, the company flew 16,241 block hours and operated 8,527 departures during the month. The average stage length in the branded operation was 677 miles.

About ExpressJet

ExpressJet Holdings operates numerous divisions designed to leverage the management experience, efficiencies and economies of scale present in its subsidiaries, including ExpressJet Airlines, Inc. and ExpressJet Services, LLC.   ExpressJet Airlines serves 175 destinations in North America and the Caribbean with approximately 1,500 departures per day. Operations include capacity purchase and pro-rate agreements for mainline carriers; providing clients customized 50-seat charter options; training services through its world-class facility in Houston, Texas; and branded flying, providing non-stop service to markets concentrated in the West, Midwest and Southeast regions of the United States. ExpressJet Services is the North American partner to three major European original equipment manufacturers and provides composite, sheet metal, interior and thrust reverser repairs throughout five facilities in the United States. For more information, visit www.expressjet.com.

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Corporate Communications
700 North Sam Houston Parkway West, Suite 200
Houston, Texas 77067 www.xjet.com
express.press@expressjet.com
832.353.3333 **main** 877.958.NEWS **toll free**

News Release

EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES
PRELIMINARY STATISTICS

Month Ending September 30, 2007	Contract[1]	Branded	System
Revenue Passenger Miles (RPM) (millions)	637	148	787
Available Seat Miles (ASM) (millions)	843	288	1,135
Passenger Load Factor	75.6%	51.4%	69.4%
Block Hours	57,137	16,241	73,634
Departures	31,292	8,527	39,960
Stage Length (miles)	555	677	582

(1) Excludes charter since statistics on charter airplanes do not provide meaningful data for forecasting and are not reviewed by management.

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